UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CELATOR PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PLEX MERGER SUB, INC.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

3180 Porter Drive

Palo Alto, California 94304

(650) 496-3777

Copy to:

Barbara Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”), and an indirect wholly-owned subsidiary of Jazz Pharmaceuticals plc, an Irish public limited company (“Parent”), for all of the outstanding common stock of Celator Pharmaceuticals, Inc., a Delaware corporation (“Celator”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 27, 2016, by and among Parent, Purchaser and Celator.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Letter from Jazz Pharmaceuticals plc’s Chief Executive Officer to Celator Pharmaceuticals, Inc. employees, sent on May 31, 2016.